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Pricing Supplement dated July 31, 2000                           Rule #424(b)(3)
(To Prospectus dated April 6, 2000)                           File No. 333-33136

                                  ADVANTA CORP.

                          For use only by residents of:
            CA, CO, CT, DE, FL, GA, KS, MA, MD, MN, NJ, NY, OR and PA

                            ADVANTA INVESTMENT NOTES

                    PRINCIPAL AMOUNT                     PRINCIPAL AMOUNT
                    $5,000 - $49,999                       $50,000 PLUS
                                   Annual                               Annual
                                 Percentage                           Percentage
  Term      Interest Rate          Yield*         Interest Rate         Yield*
  ----      -------------          ------         -------------         ------
91 days          8.16%              8.50%              8.16%             8.50%
 6 month         9.85%             10.35%             10.08%            10.60%
12 month        10.44%             11.00%             10.66%            11.25%
18 month        10.53%             11.10%             10.75%            11.35%
24 month        10.89%             11.50%             11.11%            11.75%
30 month        10.93%             11.55%             11.15%            11.79%
48 month        10.97%             11.59%             11.20%            11.85%
60 month        11.02%             11.65%             11.24%            11.89%


                    REDIRESERVE VARIABLE RATE CERTIFICATES**

                                                               Annual
                                                             Percentage
                     Tier               Interest Rate          Yield*
                     ----               -------------          ------
                $100 to $4,999              5.25%              5.39%
              $5,000 to $24,999             8.25%              8.60%
              $25,000 to $49,999            8.50%              8.87%
                 $50,000 plus               8.75%              9.14%

                            Minimum Investment $5,000

                               RECENT DEVELOPMENTS

         On May 17, 2000 the Advanta Corp. ("Advanta" or the "Company") announced that it is evaluating strategic alternatives to maximize shareholder value of its Mortgage and Leasing businesses. Although there are no specific actions contemplated at this time,


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these strategic alternatives could include the sale of, or strategic alliances or partnerships in respect of, all or a portion of the Company's mortgage loan origination, mortgage servicing or equipment leasing businesses.

         On June 2, 2000, the Company announced that its banking subsidiaries, Advanta National Bank ("ANB") and Advanta Bank Corp. ("ABC"), have each reached agreements with their respective bank regulatory agencies, primarily relating to the banks' subprime lending operations. The agreements outline a series of steps to modify processes, many of which the banks have already begun, and formalize and document certain practices and procedures for the banks' subprime lending operations. The agreements establish temporary asset growth limits at ANB and deposit growth limits at ABC. In addition, the agreements contain restrictions on taking brokered deposits at ANB and require that ANB maintain its current capital ratios.

         The agreements also provide that the Company change its charge-off policy for delinquent mortgages to 180 days (which are presently reserved for) and modify its accounting processes and methodology for its allowance for loan losses and valuation of residual assets, as described more fully below. The Company anticipates that the limitations and restrictions imposed by the agreements will decrease the Company's mortgage loan volume and could have a negative impact on the Company's financial results in the near term.

         On July 31, 2000, the Company announced that its bank subsidiary, ANB, has concluded discussions and signed an agreement with the Office of the Comptroller of the Currency regarding the carrying value of ANB's retained interests in mortgage securitizations and allowance for loan losses.

         For ANB's June 30 Call Report, the agreement provides that the retained interests be calculated based on an 18% discount rate on the interest-only strip ("I/O") and subordinated trust assets, a 15% discount rate on the contractual mortgage servicing rights ("CMSR"), a prepayment rate that represents the average prepayment experience for the six months ended February 29, 2000 and cumulative loss rates as a percentage of original principal balance of 6% on closed end mortgage loans and 8% for HELOC (open end) mortgage loans. The agreement provides that based on these assumptions, the carrying value of ANB's CMSR will be reduced by $13 million and the carrying value of ANB's subordinated trust assets and I/O will be reduced by a total amount of $201 million. The agreement further provides that ANB's allowance for loan losses be increased by $22 million. These non-cash adjustments will be reflected in results for the second quarter. The Company will report second quarter earnings and guidance for the remainder of the year on August 2, 2000, after the impact of the adjustments on the consolidated financial statements has been fully assessed.

         The agreement also contains provisions regarding the use of similar assumptions for the calculation of the carrying value of the residual assets in future periods. Beginning with the third quarter of 2000, the agreement requires ANB to maintain its


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allowance for loan losses at a level of at least 5.38% of the unpaid principal balance of all loans owned by ANB or reported on its books, less any loans held for sale.

         ANB continues to have capital ratios that meet the levels defined by statute as "well capitalized," and intends to meet increased capital ratios at September 30, 2000. As announced on June 2, 2000, ANB is restricted from taking brokered deposits.

AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED APRIL 6, 2000, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

* The Annual Percentage Yield assumes all interest reinvested daily at the stated rate.

** The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of- the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                            FOR MORE INFORMATION CALL
                                 1-800-223-7074